Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

THE FOLLOWING IS PART OF AN EMPLOYEE COMMUNICATION SERIES CONSISTING OF INTERVIEWS WITH EXECUTIVES REGARDING THE MERGER.

Interview with Bill Rohn, IDEC’s President and COO

Q: What synergies exist between Biogen and IDEC that make this merger an exciting opportunity?

A: There are a number of factors that make this an especially interesting and exciting combination of businesses. When we talked to Wall Street and the media at announcement and during the Road Show in late June, we emphasized the tremendous, strategic synergies that can be achieved through this merger. First, the two companies are remarkably alike in the core technologies we practice and have developed alike in philosophy and core values.

But, in spite of having remarkably similar technology platforms and similar operating philosophies, each company has amassed slightly different strategic assets and has charted slightly different strategic courses from the other. Interestingly, each company was trying to move into the other company’s zone of strength. The merger allows us to accomplish those goals overnight.

For example, IDEC has developed a strong presence in the oncology marketplace and Biogen was trying to move in that direction. Biogen has two marketed products and an interesting pipeline in the autoimmune arena, and IDEC has been trying to move in that direction. Each company would have had to make significant investments to build core competencies in those areas. So, the merger allows each company to achieve what it was trying to achieve without having to go through the “bootstrapping” and growing pains of getting there.

Second, because the strategies of the two companies fit “hand in glove,” we don’t have to face eliminating duplicative infrastructure to make the merger work from a financial perspective. The advantage of avoiding infrastructure build-out over the next four to five years is not insignificant. IDEC is at a critical juncture in its history; our rapid growth over the past 24 months requires a critical, major investment in infrastructure – new IT systems, quality and manufacturing systems in Oceanside where our new biologics manufacturing facility is being built, and customer relations management systems. All these investments have recently been made by Biogen and can be easily transferred to IDEC, which will allow us to avoid these costs.

For example, Biogen has developed very sophisticated marketing and sales support systems over the years, which IDEC was just beginning to address. Through the merger, IDEC can access these systems and capabilities at a minimum cost.

Thirdly, IDEC was just beginning to address how we were going to expand our sphere of business operation globally in the next five years. Today, our operations are, by and large, confined to the U.S. We’ve out-licensed many of our drugs in the past in exchange for funding and capital to move our projects forward. About two years ago, IDEC stopped executing that strategy, opting instead to retain ex-U.S. rights to our development stage drugs in order to plan for international expansion sometime in the future. Through this merger we now have a global presence, and we can accelerate our strategic plans by five years.

I am looking forward to learning more about the commercial, clinical and manufacturing capabilities that Biogen has built-up in Europe, Japan, and Australia. I see this as a great opportunity for the new Biogen IDEC to capitalize on the successful foundation Biogen has laid in key international markets.

Q: Why do you think Wall Street and diehard investors don’t understand about the merger?

A: I think Wall Street was caught off guard by our announcement. Their initial reaction was bewilderment in terms of visualizing Biogen IDEC as a new investment vehicle. But in the past month we’ve visited with numerous fund managers and analysts to talk about the strategic elegance of this combination and what a major player in the industry Biogen IDEC will be.

We expect to be a significant company generating topline revenue growth of 15 percent a year and EPS growth in excess of 20 percent a year. We will have four marketed products including two “biotech blockbusters.” Our annual R & D spending could exceed $550 million per year, third highest in the sector. Additionally, we will have 10 products in the clinical pipeline, $1.5 billion in cash, and a sizable market capitalization. We believe we will also be able to position ourselves as a partner of choice with younger companies to help bring their products forward.

Q: What can we look for from Commercial Operations in the months following the merger?

A: Each company already has strong Commercial Operations in place: IDEC in oncology, Biogen in neurology and dermatology. We believe that these operations will continue largely as they have in the past. We will look, however, for opportunities to leverage the resources in each therapeutic area to the benefit of the others. For example, I am especially eager to see if we can transfer the effective customer service and patient support model that Biogen provides MS patients – to NHL patients in the future. And, perhaps some of IDEC’s recent experiences in overcoming Zevalin reimbursement hurdles can be helpful to the Amevive commercial team.

Q: Speaking of reimbursement, what is your view of the current reimbursement climate in Washington?

A: The current climate is in a state of flux. Congress is wrestling with an overhaul of the Medicare system as well as trying to provide seniors with a much needed prescription drug benefit. An overhaul is certainly in order. There are a variety of proposals on the table, but it’s difficult to know precisely what will emerge at this time. So, until legislation is passed, it’s difficult to predict how it will impact Biogen IDEC’s business. Needless to say, we will continue to stay closely in touch with Medicare officials and our Medicare consultants to make sure they are aware of our concerns and issues. Biogen’s Washington office will become increasingly important in monitoring and influencing this critically important arena.

Q: When might it be necessary to expand the combined company’s sales force?

A: My initial impression is that the individual sales forces of both companies are adequately sized to deliver optimum reach and frequency across key physician decision makers and other important customer groups. Significant expansion of commercial resources going forward will depend on bringing new products to market. Having said that, I must admit I am on the early part of the learning curve regarding Avonex and Amevive. So, I am open to being convinced otherwise, if a compelling business case can be made.

Q: Both IDEC and Biogen have invested significantly in state of the art biologics manufacturing capabilities. Why is this such a strategic asset?

A: The new Biogen IDEC will be one of the premier biologics manufacturing organizations in the world. Not only will it have world-class capacity, but significant advancements in process development will put us at the leading edge of biologics productivity. This asset is extremely important in optimizing costs of all of our products but also as an attraction of newer companies, which don’t have the capital or wherewithal to build these capabilities. A young company partnering with Biogen IDEC should have more assurance that global demand for their product will be satisfied.

Today there are more than 300 monoclonal antibodies (MAbs) in early pre-clinical or clinical development. If only 10 percent are ultimately approved, there is not enough manufacturing capacity worldwide to meet demand for these products. Having made these costly investments in biologics manufacturing Biogen IDEC will be well positioned to attract partners with interesting, new compounds.

Q: Any last thought about the merger?

A: Biogen and IDEC are two companies, which are both dedicated to the same thing – developing exciting new drugs that address important unmet medical needs. Once you have seen how one of your products can profoundly change the way in which serious diseases are managed such as Rituxan has in NHL or as Avonex has in MS, you want to do it again. I firmly believe that the new Biogen IDEC is better positioned to discover and develop the important new drugs of the future than either company would have been as stand-alone entities.

Safe Harbor Statement

This document contains “forward-looking” statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements’ current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products. For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Investors and security holders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it become available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.